UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Robert E. Armstrong

c/o Nob Hill Fiduciary Company

100 West Liberty Street, 10th Floor

Reno, Nevada 89501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

SCHEDULE 13D/A

(Amendment No. 2)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON Nob Hill Fiduciary Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

(Amendment No. 2)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON Daniel J. Gunsett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,000 shares of Class B Common Stock (as of December 5, 2014)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,000 shares of Class B Common Stock (as of December 5, 2014)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000 shares of Class B Common Stock (as of December 5, 2014)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 2)

FOR THE REPORTING PERSONS NAMED HEREIN

Explanatory Note

This Schedule 13D/A (Amendment No. 2) (this “Amended Schedule 13D”) is being filed jointly on behalf of the Nob Hill Fiduciary Company and Daniel J. Gunsett (“Mr. Gunsett”).

As previously reported, the Nob Hill Fiduciary Company was the sole trustee of both the Nob Hill Trust and the Nob Hill Trust II, having been appointed as the successor trustee of these trusts on December 29, 2011. On November 8, 2012, the Board of Directors of Nob Hill Fiduciary Company passed a resolution authorizing the Secretary of Nob Hill Fiduciary Company to vote the shares of Class B Common Stock held in each of these trusts. Mr. Gunsett, as Secretary of Nob Hill Fiduciary Company, may have been considered as beneficially owning the shares of Class B Common Stock held in each of these trusts. Mr. Gunsett is also director of the Company.

On December 5, 2014, Shannon J. Diener was appointed as successor trustee to succeed the Nob Hill Fiduciary Company as trustee of both the Nob Hill Trust and the Nob Hill Trust II. As a result of that transaction, the Nob Hill Fiduciary Company and Mr. Gunsett are no longer the beneficial owners of the shares owned by the Nob Hill Trust and the Nob Hill Trust II and are no longer beneficial owners of more than five percent of the voting securities of the Company.

A separate Schedule 13D/A is being jointly filed by Ms. Diener to report Ms. Diener’s appointment as successor trustee.

Item 1.	Security and Issuer

This Amended Schedule 13D pertains to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Amended Schedule 13D is being filed on behalf of Nob Hill Fiduciary Company and Mr. Gunsett (individually, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each Reporting Person:

Nob Hill Fiduciary Company
100 West Liberty Street, 10th Floor
Reno, Nevada 89501
Attention: Robert E. Armstrong, President

Daniel J. Gunsett
Baker & Hostetler LLP
65 East State Street, Suite 2100
Columbus, Ohio 43215

(c)	Present Principal Occupation or Employment of each Reporting Person:

Nob Hill Fiduciary Company: Trust fiduciary services

Mr. Gunsett: Attorney

(d)	Conviction in Criminal Proceedings: Neither Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: Neither Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of each Reporting Person:

Nob Hill Fiduciary Company: A Nevada corporation

Mr. Gunsett: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

No funds or other consideration were part of the reported transaction.

Item 4.	Purpose of Transaction

As described above, as of December 5, 2014, the Nob Hill Fiduciary Company and Mr. Gunsett ceased to be beneficial owners of more than five percent of the voting securities of the Company.

Item 5.	Interest in Securities of the Issuer.

(a)	The Nob Hill Fiduciary Company does not beneficially own any shares of Class B Common Stock. Mr. Gunsett is the beneficial owner of 3,000 shares of Class B Common Stock representing less than 0.1% of the outstanding shares of Class B Common Stock.

(b)	Nob Hill Fiduciary Company does not have the power to vote or dispose of any shares of Class B Common Stock. Mr. Gunsett has the sole power to vote and dispose of 3,000 shares of Class B Common Stock.

(c)	No transactions in shares of Class B Common Stock were effected during the past 60 days by either of the Reporting Persons.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by any of the Reporting Persons.

(e)	As of December 5, 2014, the Nob Hill Fiduciary Company and Mr. Gunsett ceased to be beneficial owners of more than five percent of the voting securities of the Company.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between either of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement dated January 12, 2015, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 12, 2015	NOB HILL FIDUCIARY COMPANY

	By	/s/ Robert E. Armstrong
Robert E. Armstrong, President

January 12, 2015	By	/s/ Daniel J. Gunsett
Daniel J. Gunsett